Great American Family Parks
(OTC BB: GFAM)

Wild Animal Safari Development



Pine Mountain, Georgia

Great American Family Parks, Inc. Disclaimer

- Safe Harbor Statement Under The Private Securities Litigation Reform Act of 1995: The statements in this document that relate to the company's expectations with regard to the future impact on the company's results from new acquisitions or products in development are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The results anticipated by any or all of these forward-looking statements may not occur. Investing in securities is speculative and carries a high degree of risk. Past performance does not guarantee future results. Readers should consult their own independent tax, business and financial advisers with respect to any investment. All information contained in this document should be independently verified with an independent financial analyst. Readers should independently investigate and fully understand all risks before investing. Such information is subject to change without notice. This does not purport to be a complete analysis of Great American Family Parks, Inc. Specific information will be furnished upon request. Nothing presented in this document constitutes an offer to sell, or solicitation to buy, the company's securities. Any such offers will only be made by a confidential Private Placement Memorandum that sets forth the terms and conditions of the offering, and certain information about the company, which will supersede any other information. The reader must rely solely on the information contained in the confidential Private Placement Memorandum.





Master Plan Development Team

Dale W. Van Voorhis, CPA
President, GFAM Management Corp.

- Mr. Van Voorhis is the past President and CEO of *Funtime Parks* (1982-1994), a $60 million corporation. Funtime Parks, Inc. was a 2.6 million-visitor amusement company of which he was a founder and director. Mr. Van Voorhis led the company to record revenues and an increase in operating profit margins including a record net profit before taxes for fiscal year 1993. He coordinated the company's initial public offering and a secondary offering. He led a successful management buy out of the company in 1987, and directed the purchase of several parks, including Darian Lake in Buffalo, New York and Wyandot Lake in Columbus, Ohio.

- Mr. Van Voorhis began his career on the audit staff and management advisory staff for Price Waterhouse & Company, specializing in the installation of cost accounting systems. He earned an MBA from the Wharton School of Finance, University of Pennsylvania; and a Bachelor of Science from Marietta College.

- Mr. Van Voorhis leads the team to implement the Safari Master Plan.

Jim R. Meikle
President, Wild Animal Safari; and Vice President, GFAM Management Corp.

Mr. Meikle brings forty years experience in the theme park industry culminating in becoming the Executive Vice President of *Funtime Parks Inc.* He is a hands-on manager, experienced in parks operations, strategic and long-range planning, capital improvements and expansion, and financial management. He has managed all disciplines involved in the operation of single and multiple parks, and produced eight consecutive years of record revenues and seven years of record net profits as a General Manager.

Jeff Lococo
Member of Board of Directors, Great American Family Parks, Inc.

Mr. Lococo began his career with the Marriott Corporation, progressing through middle management to General Manager Level in 1990 with Funtime Inc.

He spent six years in various executive vice president level positions with the Six Flags Co. He joined Great Wolf Resorts Inc. in March of 2000 as General Manager of Great Wolf Lodge Sandusky, Ohio, and was promoted in 2005 to Corporate V.P. of Resort Operations for all Great Wolf Lodge Resorts. In that capacity, he was responsible for marketing and operations for seven (7) properties valued at more than $300 million. Mr. Lococo brings over twenty-five years of experience in the theme/water park, entertainment and hospitality industry.

Strategic Partner Overview:
Bruce Robinson Design

  

GFAM's most important strategic partner is BDRA•D, Bruce D. Robinson's design company. BDRA•D's experience includes:

Theme Parks and Water Parks; Family Entertainment / Location Based Entertainment Centers; Cinema / Entertainment Complexes; Retail / Entertainment Complexes; Prototype Entertainment Concepts; World Expositions

Bruce Robinson is at the forefront of international leisure and entertainment design. As former Director of Design for Taft Broadcasting's Amusement Park Group (now Paramount Parks), and then as founder of Bruce D. Robinson Associates, Mr. Robinson participated in such high-profile projects as the Praia De Belas in Porto Alegre, Brazil; Rusutsu Resort in Hokkaido, Japan; and, Camelot Park in Bogota, Colombia. Recent projects include the Race for Atlantis IMAX 3-D attraction at Caesar's Forum Shops, Las Vegas; and, several expansion projects for Six Flags / Premier Parks nationwide.

Wild Animal Safari: Atlanta Regional Analysis

- The Atlanta regional area is a national growth leader with solid growth in business/professional services and leisure/hospitality industries.
- Well-diversified economy with economic growth consistently outpacing the national economy over the past several decades.
- Through 2010, Atlanta's Gross Metro Product (GMP) is estimated to outpace the Top 100 metro areas in the US.
- Median age of Atlanta residents is lower than national average.
- 30% have a Bachelor's degree -- higher than the national average
- 22.4% have household incomes over $100,000 -- higher than the national average.
- Strongly outpaces national average in population growth.

Wild Animal Safari Master Plan Overview



Safari Heritage Village (including the Hotel Waterpark Resort & Conference Center)





Overview of the Wild Animal Safari Village and Adjacent Safari Park



Concept for Wild Animal Safari Resort Lobby

Proposed hotel water park with 300 rooms and a complete indoor water park with retractable roof. The project is a perfect 3-day getaway for any family within 150 miles.



Concept for the Wild Animal Safari Conference Center

Proposed conference center with room for over 250 dining seats and over 350 meeting seats.



Concept for the Wild Animal Safari Yurt Village

Proposed Yurt Village resort with 40 cabins offers a unique and thoroughly Africa-themed family experience.



Concept for the Wild Animal Safari
Luxury RV Park & Lake Recreation Area

Proposed RV park with 100 RV spots, game room, picnic areas and other full amenities.



About the Safari Lodge:
A Themed Waterpark Hotel Resort

Georgia's First Indoor Waterpark Hotel and the Anchor to the Resort

<u>**Leisure Travel Trends**</u>

Why a Waterpark Hotel Resort?

- Travel patterns for the leisure segment have changed to shorter and more frequent trips since 9/11. In fact the average trip length dropped from 7.1 nights in 1977 to 4.1 in 2001.

- Family vacationing preferences have changed towards more affordable regional entertainment resorts, within one to four hour driving distances.

- According to the Travel Industry Association of America (TIA), Domestic Travel Market 2003 report; travel volume is forecasted to reach 1,230,000,000 person-trips in 2006 of which approximately 80% is expected to be leisure trips.

- The indoor waterpark resort concept is perfectly positioned to take advantage of the changing patterns of family vacations. In fact, they are in some respects driving the creation of <u>an entirely new segment</u> of the entertainment and hospitality industry.

Note: Data Source Hotel and Leisure Advisers, January 2005



The Indoor Water Park Hotel/Resort Segment

Our Water Park Target Profile:

Household Income of >$50,000

Presence of Children 2 - 11

Woman 25 – 49 Making Vacation Decisions

Driving by Car on Vacation



- Indoor water park resorts are outperforming non-water park hotels in all markets in occupancy and average daily rate.

- In 1994 there were five indoor water parks with 1159 rooms operating in the US and Canada. Today there are nearly 200 with approximately 30,336 rooms operating or under construction in North America.

- The Industry is highly fragmented with Great Wolf Resorts Inc. as the only major chain with 7 properties in operation and 3 under construction.

- The hotel water park resort grew out of Wisconsin in the 1990's, and then spread to states in the Midwest.



Indoor Water Park Resort Hotels

Model Parameters:

- 200 to 400 rooms
- 20,000 to 100,000 sq. ft. Water Parks
- Restaurants, Spa, Gift Shops, Arcade
- Family suites accommodations, 6 to 15 persons
- Water Park Attractions: Wave pool, lazy river, body and inner tube slides, water coaster slide, activity pools, Tree House play unit.
- Major Market Concentration: Atlanta, Columbus, Birmingham and Montgomery.
- Market area draw is 100 to 250 mile radius
- Fit nicely in traditional tourist areas, near international resort and state parks.





Financial Performa Model

Assumptions

325 room property, restaurants, gift shops, arcade, and spa
50,000 sq. ft. waterpark
Occupancy 68.5%
ADR $247
Rev Par $169.40

Financials	Projections	Margins
Room Revenue	20,100,000	
Food and Beverage	3,638,880	$48.00
Arcade	1,137,150	$15.00
Gift Shops	1,516,200	$20.00
Water Park sales	1,200,000	
Conventions	400,000	
Spa	250,000	
Other	250,000	
Total Department Revenue	28,492,230	
Total Department Expenses	(16,475,000)	
Total Department Profit	12,017,230	42%
Total Fixed Charges	-2,016,289	
EBITDA	10,000,941	35%
Construction Estimate	73,000,000	



Financial Pro Forma Model

Assumptions

401 room property, restaurants, gift shops, arcade, and spa
50,000 sq. ft. waterpark
Occupancy 68.%
ADR $265
Rev Par $170.00

Financials	Projections	Margins
Room Revenue	25,000,000	
Food and Beverage	5,500,000	$50.00
Arcade	1,500,000	$15.15
Gift Shops	2,500,000	$25.25
Water Park sales	1,000,000	
Conventions	0	
Spa	500,000	
Other	500,000	
Total Department Revenue	36,500,000	
Total Department Expenses	(23,000,000)	
Total Department Profit	13,500,000	42%
Total Fixed Charges	-2,500,000	
EBITDA	**11,000,000**	**35%**
Construction Estimate	95,000,000	



Regional SMA Theme Park Industry & Demographics

- Spending at theme parks is expected to increase at 3.4% compound rate from $10.2 billion in 2002 to $12 billion in 2007
  - In 2005, 335 million people were admitted to theme parks in the U.S. and spent $11.2 billion dollars

- Regional parks are becoming mini-destination resorts
  - More Americans are taking 'mini' vacations (fewer than 5 days)
  - More Americans are spending more than one day visiting theme parks
  - Regional theme parks are closer to home meaning families can spend less on travel

- Theme parks outperformed the movie industry by almost $3 billion in 2005

- Destination parks are targeting local residents to offset decline in international travel

Source: Pricewaterhouse Coopers, LLP's report *Global Entertainment and Media Outlook, 2005-2009*



The Wild Animal Safari Geographic Market Area



6,000,000 people in area

45 minutes from Atlanta and the busiest airport in North America

Just off the interstate between Atlanta to the north; and, Columbus, Montgomery, and Birmingham to the south and west



Area Attractions Near Wild Animal Safari

Callaway Gardens

The world-renowned 14,000-acre Callaway Gardens is an exclusive retreat with 63 holes of championship golf, water skiing championships, Christmas season Festival of Lights, one of the Top 50 Tennis Resorts in the Country by Tennis magazine, 13 lakes with a superb fly-fishing program, and the Gun Club featuring skeet, trap and sporting clays.

FDR State Park

Located near the town of Warm Springs, this park is deeply rooted in the historical era of four-time President Franklin D. Roosevelt. Seeking a place for treatment for polio in 1921, Roosevelt traveled to nearby Warm Springs where he built his Little White House.

About the Parent Company:

Great American Family Parks, Inc. (GFAM)



Great American Family Parks Management Profile

Dr. Larry L. Eastland
President and CEO of GFAM



- Dr. Eastland is a seasoned entrepreneur having founded several enterprises including LEA Management Group LLC. He is a specialist in statistical analysis of public markets and socio-demographic trends, and holds a Doctorate in quantitative behavioral research from University of Southern California. He is an author, a decorated Marine combat officer and has served on a number of corporate boards around the world.

- He is a former Staff Assistant to the President of the United States, and has worked with four U.S. Presidents, including having served as a U.S. Delegate to the World Tourism Organization, a member of the President's District Export Council, Director of Operations for the Summit of Industrialized Nations (chaired by President Ronald Reagan) and a delegate or Presidential representative at every Republican National Convention from 1976 to 2004.

- Dr. Eastland was a founding Director for twelve years of the Jesse M. Unruh Institute of Politics and Government at the University of Southern California as well as a founding member and co-director of its prestigious Washington Program.



GREAT AMERICAN
FAMILY PARKS, INC.



Great American Family Parks Corporate Vision

- ## **Company Mission**
  - Business Concept
    - Purchase and operate a family of first class, local or regional theme parks and attractions using a roll-up strategy
    - Each park: profitable using our expert management
    - Branding:
      - Bring these first class parks into the GFAM family of branded attractions
      - Create and implement the branded items in each of our parks
        - CD's, DVD's, Characters, Clothing and Apparel, Novelty Items, and other such branded goods



Great American Family Parks Strategies

- **Roll-up Strategy**
  - By aggregating a series of smaller parks, costs per park dramatically decrease
  - This is similar to what Premier Parks did in the early 1990's to become a national company
  - High ticket items (roller coasters) rotate 'new' among parks, extending their life five times over

- **Small Parks**
  - We know of no one in the market on a national basis aggregating small or regional parks into a public company
  - The potential of owning 10 regional parks is the equivalent of owning one international theme park, except that it dramatically spreads the risk



Great American Family Parks Vision

- Listed on American Stock Exchange (AMEX)
- Rapid growth
- Medium-sized company within 3 years; then, purchasing larger parks after the initial five.
- Ten parks in medium-term.



Great American Family Parks Stock Profile (OTC BB: GFAM)

Industry:	**Entertainment - Regional**
Sector:	**Amusement & Recreation Services**
Stock Exchange:	**OTCBB: GFAM**
Recent Stock Price:	**$0.16**
52-Week Range:	**$0.16-$1.08**
10-Day Avg. Volume:	**32,500**
Common Shares Outstd:	**51.73 Million**
Est. Public Float:	**6.5 Million Shares**
Market Cap.:	**$8.28 Million**
Fiscal Year End:	**December 31**
CEO:	**Dr. Larry Eastland**

All results accurate as of 12/19/06



Great American Family Parks
Balance Sheet Highlights

Assets:	3 Months Ended 30-Sept-06
Cash & Equivalents	$134,491
Accounts Receivable	$2,621
Current Assets	$387,714
Property & Equipment	$5,684,232
Total Assets	$ 6,158,732
Liabilities:	3 Months Ended 30-Sept-06
Accounts Payable	$569,652
Total Current Liabilities	$860,858
Long Term Liabilities	$2,893,503
Total Liabilities	$3,754,361
Shareholders Equity:	3 Months Ended 30-Sept-06
Total Shareholders Equity	$2,404,371



Great American Family Parks
Income Statement Highlights

	3 Months Ended 30-Sept-06	Nine Months Ended 30-Sept-06
Net Sales	$3,352,566	$8,185,073
Cost of Goods Sold	$2,599,423	$6,040,317
Gross Profit	$753,143	$2,144,756
Net Profit/ (Loss)	($240,025)	($216,940)
Earnings Per Share	--	--
Fully Diluted - Average Shares Outstanding	62,636,000	60,752,000



About Wild Animal Safari

- **History of the Park**
  - The founders of this magnificent 200-acre park were Ron and Vivian Snyder.

  - Ron Snider is a self-made millionaire entrepreneur, whose biography appears in "The 100 Most Influential Big Game Hunters of the 20th Century". The Sniders, among the world's most traveled animal hunters and collectors, were fortunate enough to witness thousands of animals in their own environments all over the world, and were determined to share their experiences with others.

  - Begun as a hobby and love of animals, Sniders recreated a world environment that has become one of the few remaining animal preserves in America where people can actually get "up close and personal" with animals only dreamed of before their vision became a reality: ligers, bison, giraffes, camels, lions, tigers, emu, kangaroo, alligator and 1,800 more. They brought to the park a jungle of spellbinding animals who have come from as far away as Africa, India, Australia, Europe, South America and the North Pole as well as from North America. "Every man, woman and child should have the chance to see many members of the Animal Kingdom." Snider said.



Park Description

- Opened in 1991
- Year round attractions
- 500 total acres
- 1800 animals on 200 acres
    - Animals from every continent except Antarctica
    - Almost twice as many animals as the Atlanta Zoo
    - Largest display of Ligers (half tiger/half lion)
- Visitors ride through the park, observe, take pictures and feed the animals from their car or one of our Zebra Vans
- Comparable in nature to Animal Kingdom
- Only three other parks like it left in the United States
- 125,000 visitors every year
    - Increasing at 15% per year








More About the Park

The Business

- Park assets (exclusive of the business) were appraised in 2005 with a value of $3.4 million
- Includes land, 4 major buildings, and 50 vehicles, infrastructure improvements, and the animals

The Land

- 500 acres divided into two parts:
  - 200 in the park
  - 300 for completion of this Master Plan





More About the Park

The Business (Cont'd)

- **Financials**
  - 2002:
    - Revenues - $1,330,000
    - EBITDA - $600,000
  - 2003:
    - Revenues - $1,570,000
    - EBITDA - $750,000
  - 2004:
    - Revenues - $1,750,000
    - EBITDA - $860,000
  - 2005:
    - Revenues - $2,000,000
    - EBITDA - $900,000

Development

- **Gate**
  - Increase price by 15%
- **Food**
  - Currently sells at 65% market price
  - Beverage at 50%
  - Purchase of Noble Roman's Pizza and Tuscano's Italian Subs franchise
- Corporate and Group Events
  - Adds up to 50% additional revenues
  - Live local entertainment
  - Convenience store is being redesigned for increased visibility and product enticement



The Wild Animal Safari Financial Results

	12 Months Ended 31-Dec-05	9 Months Ended 30-Sept-06
Net Sales	$1,099,000	$1,810,000
Cost of Sales	$503,000	$827,000
Gross Profit	$596,000	$983,000
Net Profit	$89,000	$403,000



Master Plan Construction Financials

AREA OF CONSTRUCTION	Phase I / II	Total Cost Projections	Proposed Development		Detailed Cost Projection	Development Detail		Additional Information	Site Acres	Area Sq.Ft.
NAIROBI WATER PARK RESORT	With 150 rooms	$34,800,000	(no supporting documentation, does not add to total)							
	With 300 rooms	$69,600,000								
			1st 150 rooms - PHASE I		$32,000,000					
			2nd 150 rooms - PHASE II		$28,000,000	Average $200,000 per room				145,500
			Retaining wall Safari side		$91,200	380'x8'=3,040 sf of wall @ $30 per ft				
			Excavation (retaining wall)		$100,000					
			Parking - Clear & Grade		$10,860	450 spaces (157,500 sf=3.62 acre)				
			Asphalt (parking)		$300,000	17,521 yards				
			Landscaping		$1,300,000	1,040,000 sf @ 1.25 per sf				
			Architectural Design		$15,772,412	Design plus Contg +20%				
			Indoor Water Park		$17,060,000	42,000 sf @$400 per sf, includes $200,000 contingency		$200,000 contingency		42,000
								Grossing Factor 20%		29,100
								Common Areas 25%		36,375
								Operations Area 15%		21,825
			Total Projection 300 rooms		$94,634,472				3.6	274,800

AREA OF CONSTRUCTION	Phase I / II	Total Cost Projections	Proposed Development		Detailed Cost Projection	Development Detail		Additional Information	Site Acres	Area Sq.Ft.
AFRICAN CULTURAL CENTER		$1,524,000								
			Museum		$500,000	2,500 sf @ $200 per sf				2,500
			Restrooms		$180,000	1,000 sf @ $80 per sf				1,000
			Amphitheater seating		$125,000	5,000 sf @ $25 per sf				5,000
			Amphitheater stage		$300,000	1,500 sf @ $200 per sf				1,500
			Back of House		$165,000	3,000 sf @ $55 per sf				3,000
			Architectural Design plus		$254,000	Design plus Contg w/o parking		Parking included in hotel		
			Total Projection Cultural Center		$1,524,000				0.3	13,000
YURT VILLAGE										
	With 20 cabins	$1,037,200	(no supporting documentation, does not add to total)							
	With 40 cabins	$1,933,120								
			1st 20 cabins PHASE I		$800,000	20 cabins @ $40,000 per				9,000
			1/2 acre parking & service		$41,000					
			Food service bldg & equip		$25,000					
			ReRoute Fencing and Cattle Guard		$10,000					
			Clear Landscape & grade		$50,000					
			2nd 20 cabins PHASE II		$800,000	20 cabins @ $40,000 per				9,000

AREA OF CONSTRUCTION	Phase I / II	Total Cost Projections	Proposed Development		Detailed Cost Projection	Development Detail		Additional Information	Site Acres	Area Sq.Ft.
			Design & Contingency (12%)		$207,120					
								40 sites @ 2,500 sf		100,000
			Total Projection Yurt Village		$1,933,120				2.7	118,000
MEETING AND SEMINAR CENTER		$582,245								
			5,063 sf @ $100 per sf		$506,300	w/o food service - bring from hotel restaurant				5,063
			Design & Contingency (15%)		$75,945			Dining 250 seats		
								Meeting 357 seats		
			Total Projection Meet Center		$582,245				0.1	5,063
SERVICE & SUPPORT COMPLEX										
		$170,000								
			PHASE I		$50,000					
			PHASE II		$100,000					
			Design & Contingency		$20,000					
			Total Projection S/S Complex		$170,000				15.8	688,248

AREA OF CONSTRUCTION	Phase I / II	Total Cost Projections	Proposed Development		Detailed Cost Projection	Development Detail		Additional Information	Site Acres	Area Sq.Ft.
SAFARI ADVENTURE										
		$1,375,000								
			Ticketing & Snack Bar Expansion		$50,000				0.1	2,000
			Patio Seating Increase Capacity		$50,000					
			Restroom Increase Capacity		$100,000					
			Arcade Expansion		$65,000					
			Parking Increase 200 spaces		$165,000	9680 sq.yds @ $16.96+$6,000 clearing			1.6	70,000
			S/S Area Increase/Improv		$75,000				2.1	92,400
			2nd Road, drive thru		$770,000	3 miles @ $48.59 per ft.			102.7	4,473,000
			Yearly expansion, walk thru		$60,000				3.7	160,000
			Purchase new animals		$40,000					
								Restsroom. Gift Shop		1,800
								Show Amphitheater - 500 seats @10 sf		5,000
								Stagehouse / Support	0.1	800
								Existing Safari Tour	119.9	5,222,000
			Total Projection Safari Adv		$1,375,000				230.2	10,027,000

AREA OF CONSTRUCTION	Phase I / II	Total Cost Projections	Proposed Development		Detailed Cost Projection	Development Detail		Additional Information	Site Acres	Area Sq.Ft.
RV ADVENTURE										
		$2,587,000								
			PHASE I - 100 RV Sites	(below = $5,000 x 100 sites)	$500,000				22.9	1,000,000
			Table & Deck	600						
			Grade & Clear	250						
			Asphalt	755						
			Sewer & Pipe	900						
			Water Piping	850						
			Elect Hookup	1,645						
			Provision Shop w/Fixtures		$350,000				0.1	5,000
			Games/Events Bldg		$150,000	2,500 sf @ $60 per			0.1	2,500
			Games Equipment		$50,000					
			Water Play Area		$150,000				0.5	20,000
			Clearing / Landscaping		$175,000					
			Roads/Grounds / Development		$320,000				76.3	3,321,668
			Total Projection PHASE I		$1,695,000				99.9	4,349,168
			PHASE II - 100 RV Sites		$500,000				22.9	1,000,000
			Roads/Grounds		$392,000					
								Alt: 1 Centralized pump out station		

AREA OF CONSTRUCTION	Phase I / II	Total Cost Projections	Proposed Development		Detailed Cost Projection	Development Detail		Additional Information	Site Acres	Area Sq.Ft.
								1 Septic per 10 units @ $,6500 per septic		
								1 Well per 20 units @ $7,500 per well		
			Total Projection PHASE II		$892,000				22.9	1,000,000
			COMBINED Total PHASE I & II		$2,587,000				122.8	5,349,168
ROADS		$666,000								
			Entrance from Oak Grove to 1st intersection 2,400 ft x 20 ft wide		$187,000					
			Service Road from existing park 3,000 ft X 20 ft (partly cleared/graded)		$175,000					
			Road to Hotel 2,400 ft x 20 ft		$187,000					
			Addtl roads for Cultural & Meetig Centers		$117,000					
			Total Projection for Roads		$666,000					

AREA OF CONSTRUCTION	Phase I / II	Total Cost Projections	Proposed Development		Detailed Cost Projection	Development Detail		Additional Information	Site Acres	Area Sq.Ft.
LAKE		$125,000	8.7 acre lake divides RV Adventure		$125,000					
SITE DEVELOPMENT										
			Landscaped Grounds						23.9	1,040,000
			Parking			(Autos 550 spaces @ 375sf			4.7	205,000
						(Buses 20 spaces at 650sf				
FACILITIES										
			Tree Tops Restaurant						0.2	9,775
						Dining Area - 150 seats @ 20sf (Phase I = 100 seats, Phase II = 50 seats)				
						Bar Area - 50 seats @20 sf (Phase I = 50 seats)				
						Special Events - 100 dining seats @17.5 sf (Phase II)				
						Kitchen/Prep & Storage @ 70%				



Great American Family Parks Contact Information

For more information about Great American Family Parks, Inc. or Wild Animal Safari, please contact us at:

> 3420 Ocean Park Blvd., Ste. 3000
> Santa Monica, CA 90405
> Phone: 310-450-9100
> Fax: 310-452-6600

Thank you for your interest in our companies!